November 22, 2019

Timothy Foat
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
1204 Tangerine Street
El Cajon, CA 92021

       Re: Bio-Matrix Scientific Group, Inc.
           Form 10-12G
           Filed October 11, 2019
           File No. 000-32201

Dear Mr. Foat:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services